Exhibit 12.1

Buckeye Partners, L.P.

Computation of Ratio of Earnings to Fixed Charges

(Dollars in Thousands)

						Nine months ended
	Years ended December 31,					September 30,
	2003	2004	2005	2006	2007	2007	2008
Earnings:
Income from continuing operations	$30,154	$82,962	$99,958	$110,240	$155,356	$108,659	$129,041
Equity earnings (greater than) less than distributions	—	—	(1,539)	596	(135)	(549)	(1,682)
Less: capitalized interest	(464)	(844)	(2,325)	(1,845)	(1,469)	(1,159)	(1,087)
Total earnings	$29,690	$82,118	$96,094	$108,991	$153,752	$106,951	$126,272

Fixed Charges:
Interest and debt expense	22,758	27,614	43,357	52,113	50,378	38,651	55,008
Capitalized interest	464	844	2,325	1,845	1,469	1,159	1,087
Portion of rentals representing an interest factor	2,608	2,826	2,913	3,432	3,910	2,978	4,836
Total fixed charges	$25,830	$31,284	$48,595	$57,390	$55,757	$42,788	$60,931

Ratio of earnings to fixed charges	2.15	3.62	2.98	2.90	3.76	3.50	3.07